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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 26, 2006
2	Material Change Report dated April 26, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

April 26, 2006

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

EXPLORATION BEGINS ON BUFFALO’S AUSTRALIAN

GOLD AND URANIUM PROPERTIES

Vancouver, B.C., April 26, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has begun field exploration on its Corridors Gold Project in Queensland, Australia and is finalising its exploration plans for its other recently acquired Australian gold and uranium properties.

Corridors Gold Project

On the 100% owned Corridors Project, Buffalo is targeting high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Buffalo has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey.  This airborne gravity gradiometer data has been valuable in highlighting quality targets. The FALCONTM gravity data may also assist the identification of other gold deposit styles such high sulphidation epithermal deposits and subvolcanic breccia pipes (such as the multimillion ounce Kidston and Mt. Leyshon Deposits).

Fieldwork commenced this month on several of the FALCONTM targets within the Dalton Tank tenements that form a part of the Corridors Gold Project.  Orientation auger soil sampling over these targets is aimed at assessing the effectiveness of this geochemistry technique in upgrading these targets for drill testing.  Results should be available next month ahead of a planned drilling program for mid-2006.

Detailed interpretation of geophysical data has highlighted further high quality targets in the Corridors Project area and new tenement applications are being prepared to capture these.

Juntala Uranium Project

The 100% owned Juntala Project is an exploration licence application covering approximately 800 km2 and is located in the Georgetown-Townsville uranium field.  The Maureen (1979 indicated resource estimate of 2.38 million tonnes @ 0.12% U3O8 and 0.07% molybdenum) and Ben Lomond (indicated resource of 1.33 million tonnes @ 0.27% U3O8 and 0.15% molybdenum and inferred resource of 602,585 tonnes @ 0.21% U3O8 and 0.15% molybdenum) uranium deposits also occur in this field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area.  Technical review of the project this month has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the onlapping Mesozoic sedimentary package.  This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Murphy Ridge Uranium Project

The Murphy Ridge Project is in the western extensions of the Westmoreland-Pandanus Creek Uranium field, which straddles the Queensland-Northern Territory border.  The Westmoreland deposits, owned by other companies, have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was based on work completed prior to the implementation of National Instrument 43-101, however, and is therefore not currently 43-101 compliant.

Buffalo's Murphy Ridge Project comprises two strategically placed exploration permits (one of which has been granted and one of which is an application) totalling approximately 2,300 km2 in the Northern Territory.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposits is the highest grade in the world with Canadian examples that include Cigar Lake and McArthur River.

Buffalo is planning to fly an airborne EM survey in mid-2006 to define the prospective host package under thin younger cover sediments.  This will be followed by drill testing of resultant targets later in the year.

Buffalo has an option to acquire a 100% interest in the licences that comprise the Murphy Ridge Project from a private Australian company, Global Discovery Pty. Limited.

Lake Amadeus & Lake Neal Uranium Projects

The 100% owned Lake Amadeus & Lake Neal Projects in the Northern Territory were subject to further assessment during the month.  Desktop analysis of radiometric and Landsat data was undertaken revealing the style of deposit likely to be found would be a sedimentary deposit in calcrete or clays.  Similar deposits are found in Western Australia, hosted by calcrete at Yeelirrie (the world’s largest surficial uranium deposit) and by playa lake sediments at Redport’s Lake Maitland deposit.

The Lake Amadeus & Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 km2 with high amplitude surface uranium anomalies striking for in excess of sixty kilometres.  Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Buffalo was granted consent to negotiate with the relevant Land Council and local Traditional Owners in March.  Applications for consents to explore the Exploration Licences will be lodged this week.

Maureen North Uranium-Gold Project

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a volcanic-type uranium deposit similar to the Maureen and Ben Lomond Deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the multimillion ounce Kidston gold deposit which is also located in the province.

A preliminary review of the available airborne magnetics data within the property has identified several areas, which occur in geological settings similar to that of the Maureen resource.  A cauldron subsidence structure, which contains Late Carboniferous to Early Permian Maureen Volcanic Group and host to the Maureen deposit, can be seen in the magnetics data to have its north-western portion within Buffalo’s properties.

The properties contain evidence of many other structures, which have favourable geological setting within interpreted Palaeozoic stratigraphy with potential for volcanic hosted uranium deposits.  These areas of interest will be priority targets for exploration work when the tenements are granted.

A comprehensive integration and review of the available airborne magnetics/radiometrics data over the whole property and immediate surrounds was commissioned this month with the aim of confirming targets for drill testing.

Buffalo Gold now controls a diverse range of uranium exploration properties in one Australian state and one territory:

1.

Unconformity-type  (Northern Territory)

2.

Calcrete or Playa-Lake hosted (Northern Territory)

3.

Roll-front style in Mesozoic stratigraphy (Queensland)

4.

Volcanic hosted (Queensland)

Buffalo’s Vice-President of Corporate Development, Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

Buffalo is also pleased to report that the final tranche of the brokered private placement previously announced on March 15, 2006 has closed as to a further 150,000 units to generate gross proceeds of USD$150,000. Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 10, 2008.  Canaccord Capital Corporation and Pacific International Securities Inc. acted as Buffalo’s agents and received brokers’ warrants entitling the purchase of up to 15,000 shares of Buffalo on the same terms as the warrants included in the units.  All securities issued pursuant to this first closing of the placement are subject to a four-month hold period ending August 11, 2006.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________________

Damien Reynolds,

President, Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact Julie Hajduk, Investor Relations, at 604-685-5492 or by e-mail at julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS: THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE U.S. INVESTORS THAT THE S.E.C.’S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

Suite 300, 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

April 26, 2006

Item 3

News Release

A press release was issued on April 26, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo has begun field exploration on its Corridors Gold Project in Queensland, Australia and is finalising its exploration plans for its other recently acquired Australian gold and uranium properties.

2.

Buffalo's final tranche of the brokered private placement previously announced on March 15, 2006 has closed as to a further 150,000 units to generate gross proceeds of USD$150,000.

Item 5

Full Description of Material Change

Please attached Schedule "A"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

April 26, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

SCHEDULE "A"

EXPLORATION BEGINS ON BUFFALO’S AUSTRALIAN

GOLD AND URANIUM PROPERTIES

Vancouver, B.C., April 26, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has begun field exploration on its Corridors Gold Project in Queensland, Australia and is finalising its exploration plans for its other recently acquired Australian gold and uranium properties.

Corridors Gold Project

On the 100% owned Corridors Project, Buffalo is targeting high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Buffalo has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey.  This airborne gravity gradiometer data has been valuable in highlighting quality targets. The FALCONTM gravity data may also assist the identification of other gold deposit styles such high sulphidation epithermal deposits and subvolcanic breccia pipes (such as the multimillion ounce Kidston and Mt. Leyshon Deposits).

Fieldwork commenced this month on several of the FALCONTM targets within the Dalton Tank tenements that form a part of the Corridors Gold Project.  Orientation auger soil sampling over these targets is aimed at assessing the effectiveness of this geochemistry technique in upgrading these targets for drill testing.  Results should be available next month ahead of a planned drilling program for mid-2006.

Detailed interpretation of geophysical data has highlighted further high quality targets in the Corridors Project area and new tenement applications are being prepared to capture these.

Juntala Uranium Project

The 100% owned Juntala Project is an exploration licence application covering approximately 800 km2 and is located in the Georgetown-Townsville uranium field.  The Maureen (1979 indicated resource estimate of 2.38 million tonnes @ 0.12% U3O8 and 0.07% molybdenum) and Ben Lomond (indicated resource of 1.33 million tonnes @ 0.27% U3O8 and 0.15% molybdenum and inferred resource of 602,585 tonnes @ 0.21% U3O8 and 0.15% molybdenum) uranium deposits also occur in this field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area.  Technical review of the project this month has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the onlapping Mesozoic sedimentary package.  This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Murphy Ridge Uranium Project

The Murphy Ridge Project is in the western extensions of the Westmoreland-Pandanus Creek Uranium field, which straddles the Queensland-Northern Territory border.  The Westmoreland deposits, owned by other companies, have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was based on work completed prior to the implementation of National Instrument 43-101, however, and is therefore not currently 43-101 compliant.

Buffalo's Murphy Ridge Project comprises two strategically placed exploration permits (one of which has been granted and one of which is an application) totalling approximately 2,300 km2 in the Northern Territory.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposits is the highest grade in the world with Canadian examples that include Cigar Lake and McArthur River.

Buffalo is planning to fly an airborne EM survey in mid-2006 to define the prospective host package under thin younger cover sediments.  This will be followed by drill testing of resultant targets later in the year.

Buffalo has an option to acquire a 100% interest in the licences that comprise the Murphy Ridge Project from a private Australian company, Global Discovery Pty. Limited.

Lake Amadeus & Lake Neal Uranium Projects

The 100% owned Lake Amadeus & Lake Neal Projects in the Northern Territory were subject to further assessment during the month.  Desktop analysis of radiometric and Landsat data was undertaken revealing the style of deposit likely to be found would be a sedimentary deposit in calcrete or clays.  Similar deposits are found in Western Australia, hosted by calcrete at Yeelirrie (the world’s largest surficial uranium deposit) and by playa lake sediments at Redport’s Lake Maitland deposit.

The Lake Amadeus & Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 km2 with high amplitude surface uranium anomalies striking for in excess of sixty kilometres.  Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Buffalo was granted consent to negotiate with the relevant Land Council and local Traditional Owners in March.  Applications for consents to explore the Exploration Licences will be lodged this week.

Maureen North Uranium-Gold Project

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a volcanic-type uranium deposit similar to the Maureen and Ben Lomond Deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the multimillion ounce Kidston gold deposit which is also located in the province.

A preliminary review of the available airborne magnetics data within the property has identified several areas, which occur in geological settings similar to that of the Maureen resource.  A cauldron subsidence structure, which contains Late Carboniferous to Early Permian Maureen Volcanic Group and host to the Maureen deposit, can be seen in the magnetics data to have its north-western portion within Buffalo’s properties.

The properties contain evidence of many other structures, which have favourable geological setting within interpreted Palaeozoic stratigraphy with potential for volcanic hosted uranium deposits.  These areas of interest will be priority targets for exploration work when the tenements are granted.

A comprehensive integration and review of the available airborne magnetics/radiometrics data over the whole property and immediate surrounds was commissioned this month with the aim of confirming targets for drill testing.

Buffalo Gold now controls a diverse range of uranium exploration properties in one Australian state and one territory:

1.

Unconformity-type  (Northern Territory)

2.

Calcrete or Playa-Lake hosted (Northern Territory)

3.

Roll-front style in Mesozoic stratigraphy (Queensland)

4.

Volcanic hosted (Queensland)

Buffalo’s Vice-President of Corporate Development, Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

Buffalo is also pleased to report that the final tranche of the brokered private placement previously announced on March 15, 2006 has closed as to a further 150,000 units to generate gross proceeds of USD$150,000. Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 10, 2008.  Canaccord Capital Corporation and Pacific International Securities Inc. acted as Buffalo’s agents and received brokers’ warrants entitling the purchase of up to 15,000 shares of Buffalo on the same terms as the warrants included in the units.  All securities issued pursuant to this first closing of the placement are subject to a four-month hold period ending August 11, 2006.